Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: July 1st, 2005

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Two Press Releases of July 1st, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: July 1st, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA and Pfizer are terminating Daxas collaboration

Bad Homburg, July 1, 2005 — ALTANA (NYSE: AAA; FSE: ALT) and Pfizer have mutually agreed last night to terminate the Daxas® (roflumilast) collaboration as of June 30, 2005. Under the terms of their agreement, Pfizer will be returning all its rights in Daxas® to ALTANA.

ALTANA will assume sole responsibility for the further development of Daxas® and in particular the ongoing clinical studies, and Pfizer will cooperate in order to facilitate a smooth transition. ALTANA is committed to continue the development of Daxas®.

The co-promotion agreement concerning Detrol® will continue under its current terms until the end of 2006.

The phosphodiesterase4 (PDE4)-inhibitor Daxas® is an oral investigational, steroid free anti-inflammatory agent being studied for the treatment of chronic obstructive pulmonary disease (COPD) and asthma. A marketing authorization application (MAA) for Daxas® is under evaluation by regulatory agencies in Europe.

Dr. Nikolaus Schweickart, President and CEO of ALTANA AG, Dr. Hans-Joachim Lohrisch, President and CEO of ALTANA Pharma AG, and Professor Heinz Radtke, Member of the ALTANA Pharma Management Board and Head of R&D, will be available for more detailed information at today’s conference calls.

Investor Relations:
European call at 8:30 a.m. (local time, CEST)
U.S. call at 3:00 p.m. (local time, CEST)

Media Relations:
Call in German at 10:00 a.m. (local time, CEST)

The audio-webcast will be available on our website at www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include ALTANA’s and Pfizer’s intention to cooperate in order to facilitate a smooth transition of the Daxas® (roflumilast) collaboration and to continue the Detrol® co-promotion as well as ALTANA’s intention to continue the development of Daxas® in its sole responsibility. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results to be materially different from those that may be expressed or implied by such forward-looking statements.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

Top line results of first one-year COPD study with Daxas

Bad Homburg, July 1, 2005 — Following the announcement of the termination of the Daxas® (roflumilast) collaboration with Pfizer, ALTANA (NYSE: AAA, FSE: ALT) discloses today the top line results of the first one-year COPD study of Daxas®. The phosphodiesterase4 (PDE4)-inhibitor Daxas® is an oral investigational, steroid free anti-inflammatory agent being studied for the treatment of chronic obstructive pulmonary disease (COPD) and asthma.

In the COPD study “RATIO/M2-112” the primary endpoint of lung function (FEV1) significantly improved with roflumilast treatment compared to placebo. Treatment with roflumilast was associated with 39 + 12 ml (endpoint analysis; p=0.0005) and 48 + 9 ml difference from placebo using a full longitudinal data analysis respectively (p<0.0001). The study included 1,513 patients with severe and very severe COPD. The improvement in lung function was sustained over a one-year period.

The frequency of moderate and severe exacerbations was a co-primary endpoint. There was no statistically significant reduction in the rate of total exacerbations (7% reduction). The predefined secondary analysis of moderate exacerbations as requiring treatment with oral corticosteroids showed that roflumilast significantly reduced exacerbations by 18% (p=0.0147).

The most common adverse events associated with roflumilast treatment were nausea, headache and diarrhea.

After the termination of the Daxas® collaboration with Pfizer ALTANA will continue the development of Daxas®. A marketing authorization application (MAA) for Daxas® is under evaluation by regulatory agencies in Europe.

Dr. Nikolaus Schweickart, President and CEO of ALTANA AG, Dr. Hans-Joachim Lohrisch, President and CEO of ALTANA Pharma AG, and Professor Heinz Radtke, Member of the ALTANA Pharma Management Board and Head of R&D, will be available for more detailed information at today’s conference calls.

Investor Relations:
European call at 8:30 a.m. (local time, CEST)
U.S. call at 3:00 p.m. (local time, CEST)

Media Relations:
Call in German at 10:00 a.m. (local time, CEST)

The audio-webcast will be available on our website at www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include ALTANA’s intention to continue the development of Daxas® (roflumilast). These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results to be materially different from those that may be expressed or implied by such forward-looking statements.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190